Filed by Alcoa Corporation

(Commission File No. 1-37816)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: South32 Limited

(Commission File No. 1-37816)

The following is a transcript of the investor call held by Alcoa Corporation (“Alcoa”) on June 30, 2026 in connection with the proposed transaction between Alcoa and South32 Limited. A replay of the investor call is available here: https://services.choruscall.com/mediaframe/webcast.html?webcastid=laYoNqUv:

Alcoa Corporation

Investor Call

Tuesday, June 30, 2026, 7:00 PM ET

CORPORATE PARTICIPANTS

William Oplinger – President, CEO & Director

Molly Beerman - Executive VP & CFO

Louis Langlois – Senior VP of Treasury & Capital Markets

PRESENTATION

Operator

Good afternoon, and welcome to Alcoa Corporation's conference call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today's presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on your phone. To withdraw your question, please press star then two. Please note, this event is being recorded.

I would now like to turn the conference over to Louis Langlois, Senior Vice President of Treasury and Capital Markets. Please go ahead.

Louis Langlois

Thank you for joining us on short notice to discuss Alcoa's announcement to acquire South32 Limited's interest in bauxite, alumina and aluminum assets. I'm joined today by William Oplinger, Alcoa Corporation President and Chief Executive Officer; and Molly Beerman, Executive Vice President and Chief Financial Officer. We will take your questions after comments by Bill.

As a reminder, today's discussion and presentation will contain forward-looking statements relating to the transaction and future events and expectations that are subject to various assumptions and caveats. Factors that may cause the company's actual results to differ materially from these statements are included in today's presentation and in our SEC filings. Any reference in our discussion today to Alcoa's EBITDA means adjusted EBITDA. Please see the appendix of this presentation for disclaimers and additional information including related to the presentation of certain financial information. Finally, a press release regarding today's announcement and the reference slide presentation are available on the Investor Relations section of our website.

Now I'd like to turn over the call to Bill.

William Oplinger

Thanks, Louis, and welcome. Today is an exciting day for Alcoa. We are announcing a transaction that is a defining moment for Alcoa and our shareholders as it strengthens our leadership as a pure-play upstream aluminum company. We have entered into a definitive agreement to acquire South32's interests in a portfolio of high-quality bauxite, alumina and aluminum assets in Australia, Brazil and South Africa for upfront consideration of $4.1 billion.

I'll start by taking you through an overview of the transaction and its strategic and financial benefits. Molly and I will take questions at the end of the discussion. This is exactly the type of opportunity we've been preparing for, one that strengthens our portfolio, enhances our competitiveness and creates long-term value for shareholders by unlocking synergies that are not available otherwise. The transaction includes South32's interest in the Boddington bauxite mine, Worsley alumina refinery, Hillside aluminum smelter, the Alumar refinery and smelter and MRN bauxite mine.

Together, these are world-class operations that complement our existing footprint and enhance our ability to generate value through the cycle. They have strong operating histories, attractive cost positions and limited integration risk. This transaction does not include the Mozal smelter in Mozambique, which was previously placed under care and maintenance by South32.

The consideration consists of $3.1 billion of cash and 17 million newly issued Alcoa shares, or approximately 6% of Alcoa's outstanding shares post-issuance. This represents total equity value of $4.1 billion. Including assumed lease-related liabilities, the implied enterprise value is approximately $4.7 billion. The transaction also includes a contingent value right of up to $750 million tied to future market conditions.

We agreed to structure the transaction on a lockbox basis to ensure price certainty, avoid post-close adjustments and enable a clean transition. While more frequently used in transactions outside the U.S., the lockbox structure allows Alcoa to benefit from the acquired assets cash generation from March 31st, 2026. We will have the risk of market price movements, but we also have the benefit of a streamlined path to integration and combined value realization. We expect this transaction to generate approximately $900 million of net present value synergies, supported by portfolio optimization, procurement savings and our proven operating capabilities. We also expect the transaction to be immediately accretive to earnings per share and free cash flow after closing.

Turning to financing, we are taking a disciplined approach that is consistent with how we've managed the balance sheet over the last several years. We have secured bridge financing commitments but fully expect to replace that bridge with a combination of balance sheet cash and permanent debt financing before closing. Regarding the equity component, upon closing, South32 will distribute at least half of the Alcoa shares provided as consideration to its shareholders via an in-specie distribution. South32 is able to sell the remaining shares in an orderly manner without a lockup period.

Maintaining a strong balance sheet remains a priority, and we will continue to apply the same capital allocation discipline that investors have come to expect from Alcoa. Finally, on timing, the parties have signed transaction documentation and there are no financing conditions remaining. We will pursue required various regulatory approvals, including in Australia, Brazil, the European Union, South Africa and the United States. The transaction is subject to South32 shareholders' approval, which is expected later this year. The approvals process is anticipated to take up to 12 months from today's announcement, enabling the transaction to close during the first half of 2027.

Stepping back, the transaction brings together three elements that matter most to create shareholder value, strategic fit, actionable synergies and stronger financial performance. First, we're bringing together highly complementary assets that are mostly in close geographic proximity to our existing portfolio. That combination creates opportunities to improve performance and enhance our cost competitiveness and strengthen the resilience of our supply chain. It also enables us to better serve customers by leveraging a larger and more integrated operating footprint.

Second, this transaction unlocks significant value through synergies. We have so far identified approximately $900 million of net present value synergies, including roughly $50 million of run rate cost savings that we expect to realize within the first year following closing. These synergies are driven by real industrial logic with opportunities to leverage the collective strength of the Australian operations, improve the Brazilian assets through sourcing optimization and add the benefits of a large scale, stable smelter in South Africa with proven operating performance. Importantly, these synergies are highly actionable and are based on areas where Alcoa has a demonstrated track record of execution.

Third, the transaction delivers compelling financial results. We expect the acquisition to be accretive to our earnings per share and cash flow metrics immediately after close with additional upside as synergies are captured over time. These assets enhance our ability to generate stronger cash flow through the cycle and further improve our position on the global alumina and aluminum cost curves. As we've consistently said, our strategy is not simply to get bigger; it is to build a stronger, more competitive Alcoa.

This transaction advances that objective by increasing our exposure to high-quality, low-cost assets, improving the quality of our earnings and cash flow and strengthening our ability to perform through the cycle. When you bring together the strategic fit, the actionable synergy opportunity and the compelling financial benefits, the conclusion is clear. This acquisition strengthens Alcoa's position as the leading pure-play upstream aluminum company, enhances our ability to capture long-term demand growth and reinforces Alcoa's position as the aluminum investment of choice for investors seeking exposure to a high-quality globally competitive upstream aluminum portfolio.

Turning to the portfolio fit, we're acquiring high-quality assets in regions where we already have deep operating expertise, established relationships, a proven track record of execution, as well as expanding our footprint in Africa. In Australia, the Boddington mine and Worsley refineries sit alongside our existing mining and refining system, creating opportunities to further strengthen one of the world's premier alumina regions.

In Brazil, we're increasing our ownership in assets we already know well, which gives us a clear path to operational and commercial optimization. And in South Africa, Hillside complements our existing smelting portfolio and expands our participation in the aluminum value chain. By integrating world-class operations and talent with our operating model, technical and commercial capabilities, we see meaningful opportunities to leverage our combined expertise to improve performance and sustainably lower our cost base.

These competitive assets will strengthen Alcoa's portfolio. Starting with Worsley, a cornerstone of the transaction; it includes the Boddington bauxite mine in the Worsley refinery providing full integrated mining and refining. This was the largest EBITDA contributor in 2025 of the acquired assets and represents a significant source of long-term value in the portfolio. In Brazil, the acquisition includes additional interest in the Alumar refinery and smelter, which we already operate and will result in Alcoa's 100% ownership in the Alumar smelter.

South32's interest in both assets generated approximately $1 billion of revenue and $100 million of EBITDA in 2025. The associated interest in MRN supplies bauxite into the Alumar refinery. This is largely a consolidation of ownership and optimization of an existing system with limited operating risk. The acquired interest in MRN is subject to a right of first refusal of other shareholders, which if exercised, will result in Alcoa not acquiring that interest in MRN. We have considered and planned management of bauxite supply and related operational manners under both the scenario where we acquire this interest in MRN and where we do not acquire this interest in MRN.

With the Hillside smelter, we are adding meaningful volume and cash flow generation. In 2025, Hillside generated approximately $2 billion of revenue and $200 million of EBITDA and, in the current pricing environment, is delivering strong cash generation. This asset adds scale to our smelting portfolio in a way that is expected to be cash flow accretive immediately. Hillside does introduce a new geography for Alcoa, but from a technical standpoint, it uses the same AP30 smelting technology that we have operated for decades at two of our smelters.

Across the full portfolio, production at these assets has been stable and predictable over the past five years, which we view as an important indicator of operational reliability and downside resilience. Simply put, these are high-quality, well-understood assets with strong operating histories, and we see a clear path to integration, all of which support our confidence in the value creation potential of this transaction. This deal is attractive today and it becomes even more compelling as we capture the synergies. We expect to begin realizing benefits quickly, targeting approximately $50 million of annual run rate cost savings within the first 12 months after closing through procurement, logistics and commercial optimization.

In addition to the benefits of adding scale, we bring together the best of both organizations. By combining Alcoa's high-performance culture and commercial discipline with a deep asset knowledge, local expertise and strong operating cultures of the South32 teams, we have an opportunity to build a stronger, more capable company for the long term. There is also meaningful value to be realized from applying the best of both concept across the portfolio. By leveraging best practices and technology and adding South32's expertise to our centers of excellence, we expect to improve productivity, lower costs and enhance operational stability.

The largest long-term opportunity comes from optimizing the Western Australia asset base. Combining mine planning and development creates opportunities to access higher-quality ore, improve efficiency and optimize capital deployment over many years. These synergies are actionable, beginning shortly after closing and building over time. They reinforce our conviction that this transaction can deliver substantial shareholder value. Over the coming months, we will work diligently and respectfully to prepare for integration. We recognize the strength of the South32 workforce and believe that our combined capabilities, shared values and performance culture position us to build an even stronger Alcoa and create long-term value for employees, communities, customers and stockholders alike.

The acquired assets bring meaningful scale. On a calendar year 2025 pro forma basis, EBITDA would have been higher by approximately 45%, revenue by 28%, alumina production by more than 50% and aluminum production by nearly 40%. That scale strengthens our market position while improving the overall quality of our portfolio. Equally important, we're adding high-quality, low-cost assets that improve our position on both the alumina and aluminum cost curves, which translates into greater resilience and stronger free cash flow generation through the cycle. That cash generation gives us flexibility. It supports our commitment to maintaining a strong balance sheet, provides a clear path for deleveraging after completion of the acquisition and, ultimately, enhances our ability to create value for shareholders over the long term.

At the agreed consideration, the transaction implies an enterprise value of approximately $4.7 billion, including assumed liabilities but before the contingent value right, were up to $5.4 billion, assuming the maximum CVR payout. Against 2025 EBITDA of the acquired assets of roughly $900 million. That translates into an acquisition multiple of approximately 5.2x to 6.1x EBITDA, depending on the ultimate CVR outcome. Importantly, that's before giving credit for any of the synergy value we've identified.

When we compare that valuation to Alcoa's own trading history, the transaction is being executed at or below our average through-cycle valuation. As the chart shows, our average enterprise value to EBITDA multiple over the last five years has been approximately 6.3x, which is above the acquisition multiple we're paying today. We also structured the transaction so that a portion of the value is contingent on future commodity prices.

The CVR aligns consideration with market outcomes and allows us to share upside with the seller while protecting value for Alcoa shareholders if commodity prices are lower than expected. The way we look at it is simple; we are acquiring an evaluation that is attractive relative to both our own trading history and the quality of the assets we're buying.

To conclude, this is the right transaction for Alcoa and an important step forward in strengthening our position as the leading pure-play upstream aluminum company. It brings together high-quality assets, clear industrial logic, actionable synergies and compelling financial benefits. Most importantly, it improves the quality, scale and resilience of our portfolio and enhances our ability to create long-term value for Alcoa shareholders. We believe this transaction reinforces Alcoa's position as the investment of choice in aluminum for investors seeking exposure to a high-quality, globally competitive upstream portfolio.

With that, let's open the floor for questions. Operator, please begin the Q&A session.

QUESTION AND ANSWER

Operator

We will now begin the question and answer session. To ask a question, you may press star then one on your phone. If you're using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two. When called upon, please limit yourself to two questions.

And the first question comes from Alex Hacking at Citi. Please go ahead.

Alex Hacking

Yeah. Thanks, Bill, and congratulations on the transaction. You mentioned that you expect the transaction to be cash flow accretive. You mentioned that the Hillside smelter is generating positive free cash in the current environment. How about the other assets? Thank you.

William Oplinger

Thanks, Alex. Hillside is generating significant free cash flow currently. The Alumar refinery is our most EBITDA-positive refinery that we have in the system currently. So Alumar is currently EBITDA-positive. Alumar smelting is EBITDA -- significantly EBITDA-positive under the current scenario. And what am I missing? Worsley. Worsley, when we look at Worsley's numbers, they're around breakeven at a lower $300, so let's say, a $310, a $315. We believe they're around breakeven. At a $330, they would be EBITDA-positive.

And Alex, just to be clear, and if I could add on to it, when we step back and look at this transaction, we think that we are acquiring fantastic, long-term assets at a really reasonable price. So if you do the math, there's a variety of different ways to cut it, but we're acquiring smelting capacity at about $1,850 per ton. We're acquiring refining capacity at $600 per ton. I would tell you, both of those numbers are below what the Chinese build in Indonesia at today.

Western world smelting capacity, new capacity, probably goes for $7,000 to $8,000 a ton, and we're acquiring at $1,850. Alumina refining around the world, Western world alumina refining, probably is costing between $1,500 and $2,000 a ton. We're acquiring at $600 a ton. So while in the alumina space, near-term cash flows have been constricted, if you look at the history of this business, over the history of the business, there's been significant value created in the bauxite and alumina side of the business.

Alex Hacking

Thanks for the color, Bill, super helpful. Could you maybe discuss the power contract in South Africa? Thank you.

William Oplinger

Our contract runs through, I believe, 2032 or early 2030s, so it's got a strong power contract today. You may have seen that some of the ferrochrome smelters have been able to negotiate really good power contracts in South Africa recently. We're confident that we'll be able to repower the Hillside smelter and, clearly, we'll start working on that towards the end of the decade.

Operator

The next question comes from Timna Tanners at Wells Fargo. Please go ahead.

Timna Tanners

Yeah. Hey. Good evening. I want to take a step back and look at this deal as a bit more of an alumina transaction. It does require more alumina volumes, even adjusted. And alumina has been a challenging market. You've been pointing that out in your last several decks, that the cost curve is in the red for about 50% of production. So why is this the right time to add more alumina capacity? What are you seeing to support that decision?

William Oplinger

Two things, Timna. You need to step back and take a long-term view of these assets. If you go back probably two years ago, I think most of our investors were saying to us, you need to invest more in the bauxite and alumina business because it's your best returning business. Over time, the value shifts in the value chain between mining, refining, smelting. You never quite know where the value will [inaudible] as you don't know where the constraint will be. Right now, the constraint is in smelting capacity. Hence, the value is accruing to smelting.

If you look back over history, 2018, 2024, significant value created and accruing to the bauxite and alumina business. So we don't look at this, necessarily, as a near-term acquisition, even though it's going to be accretive, both on cash and earnings. It is a long-term acquisition. And on top of that, so all the numbers that I just quoted, $1,800 a ton for smelting, $600 a ton for refining, none of that includes the synergies that will be created.

We're unlocking synergies that if you're a South32 owner or an Alcoa owner, you can't unlock yourself. We're going to unlock $900 million of synergies, and those synergies are going to come in really 3 areas. The first is the near term. It's going to be procurement, logistics, commercial. The second is going to be applying our expertise to these assets. We have 130 people in centers of excellence that are largely based in Western Australia, that all they do is work on improving [inaudible] of our assets. We'll be able to do that now with more assets.

But thirdly, the most compelling is when you look at mine planning, specifically in Western Australia, the Worsley and Boddington site is co-located with, I should say, adjoining our existing sites. So if you look at the map, their bauxite lease is right next to our bauxite lease. We think over the next decade, we're going to be able to unlock significant value, both at Worsley, but at Pinjarra and Wagerup as we optimize the mine plan.

So that's the exciting thing about this transaction. I ran through the mine plan two weeks ago with the team, in detail. We have a clear mine plan with or without these assets. Now that we're able to announce these assets, the mine plan is that much stronger.

Timna Tanners

So, appreciate that, and just a follow-up, though, on the alumina market. Irrespective of those positives and the ability to capitalize on those assets, there are some irrational behavior we've seen in alumina over the year. Is that something that you're expecting to continue? And do all the assets fit? Because you also mentioned optimizing portfolios and rationalizing perhaps, or am I misunderstanding? Do all the assets fit? And how do you think about some of the irrational behavior outside of your footprint?

William Oplinger

So when you say irrational behavior in alumina, I would suggest to you that the alumina market has -- alumina market has been very rational over the last five to 10 years. What you see in the alumina market, when prices dip, you see curtailments. And to some extent, you've seen some of those curtailments in China already. The alumina pricing just recently has stabilized and recovered. So we're now looking at alumina prices that are $330 a ton, up from $305 a ton. Nice thing about the alumina market is that it's not storable. Unlike the aluminum business, where you can have inventories that will overhang for quarters or years, alumina reacts quickly to supply and demand changes.

So where you saw real fly-ups in alumina in 2024, as there was significant supply deficits, recall at those times, we saw alumina prices $700, $800, $900 a ton, and that's where significant value was created. These assets combined with Pinjarra and Wagerup, which will be getting back to a first quartile style assets will generate significant value for the shareholders over the long term.

Pinjarra and Wagerup are in a little bit of an odd situation currently because of the bauxite to quality. But I've been in Australia for the last month, I'm convinced that we're going to get through our permitting process, and we will be back into strong bauxite quality toward the end of the decade.

Operator

The next question comes from Bill Peterson at JPMorgan. Please go ahead.

Bill Peterson

Yeah. Hi, good evening, and thanks for taking the question and congrats on the deal. On the synergies, for the $50 million in annualized the first year, is there a way to break it down between COGS and OpEx? I mean, I think you said procurement logistics and commercial. And then for the full $900 million in synergies, I guess, is there a way to break it out by region? Or said another way, is there a particular assets or regions that carry more weight or offer more synergies? Just trying to get a sense for kind of the crown jewels, if you will.

William Oplinger

The $50 million we've already identified that we're going to be able to attain it very quickly, and it's going to flow through COGS. So you're going to get it in COGS. Over the long term, the biggest opportunities for the synergies are in Western Australia. To be clear, these are not job synergies. We're not looking at massive rationalization of jobs. What we're looking at is applying our expertise to running Worsley in a way that we can creep capacity and make it more efficient.

In addition to that, the other big opportunity in the six to ten year time frame is that mine planning, being able to utilize the three mines that we have, that we will have, in Western Australia. So remember, we have Huntly, Willowdale and now we'll be able to have Boddington. If you simply look at the [inaudible] Australia, at ML1SA and the bauxite lease of South32, they are adjoining each other. There are tremendous opportunities to optimize the mine plan with those, so that's where the lion's share of the synergies.

Not a lot of synergies in Brazil. We are [inaudible] so small synergies there. Maybe some opportunities to creep Hillside, but the big lion's share of the synergies is in Western Australia. And I should come back to -- I just remembered that Timna specifically asked me about rationalization of assets. There's no [inaudible] the portfolio considered at this point.

Bill Peterson

Yeah. And maybe to follow up directly on the point about Western Australia, this still would mean that you would be pursuing the new mine regions in Mayara, North and Holyoake; is that right? Or would these -- are they part of that mine site you spoke of, or would it be de-prioritized [inaudible]?

William Oplinger

No. In the short term, we will continue to pursue our part four permits and the new mine moves into Mayara North and Holyoake. That's what gets us into the better bauxite. This transaction does not impact that. As we look forward, six to ten years out in the future, we will be able to optimize the three mines, but this has no impact on our permitting and short-term bauxite opportunities.

Operator

The next question comes from Chris LaFemina at Jefferies. Please go ahead.

Chris LaFemina

Hey, Bill, congrats, and thanks for taking my questions. So the first one I have is, in the press release, you note that you have the $3.1 billion bridge loan, which you intend to replace with cash from the balance sheet and permanent debt financing prior to the transaction close. So you're adding on 2025 numbers, $900 million of EBITDA and taking on $3.1 billion of debt, and that doesn't include the contingent payments that you might have to make later. And I'm just wondering first whether an equity issuance at some point might be part of the strategy to recapitalize the balance sheet, or is that simply not the base case at the moment?

Molly Beerman

So Chris, it's Molly. The base case does include the $1 billion value of equity. As we think about the -- we'll have the bridge loan commitment in the near term, but when we replace that, we will look at the mix of cash from the balance sheet, as well as long-term unsecured notes for the balance of the debt portion of the consideration.

Chris LaFemina

OK. So the $3.1 billion, we should just look at that as being -- it's going to be debt, not equity, basically, right?

Molly Beerman

Correct. That with the mix of cash on the balance sheet. We've got great projections for cash generation through the end of this year, even into '27. So we will optimize cash from the balance sheet as well in that mix.

William Oplinger

And Chris, if I could jump in on that one also. So when you think about the $3.1 billion, we are going to be significantly cash flow generative in the second half of this year. You know that with the higher prices, we built up significant working capital. If prices remain where they are, we should see that working capital flow out in the second half of the year. In addition to that, if you then extend your time horizon and think about the future a little bit, we've talked about $500 million to $1 billion of cash from our asset sales in the data center area. On top of that, we're right around the corner in mid-2028, being able to monetize the Ma’aden shares.

So the first tranche of Ma’adan shares is worth about [inaudible] that is in mid-2028. So this $3.1 billion, which will be a mix of cash from the balance sheet and some borrowing is very manageable for the company. I think that when we consider the earnings power -- and then on top of that, we didn't really talk about the lockbox. But depending on what metal prices look like, the lockbox could have significant cash in it. So very manageable at the $3.1 billion level. Molly and I are completely comfortable with that leverage level. We've also run through the RAS/RES process with the rating agencies, and we feel good there.

Operator

The next question comes from John Tumazos at John Tumazos Very Independent Research. Please go ahead.

John Tumazos

Thank you for taking my question. Could you explain the duration of the Hillside electricity contract and update us on the duration of the Alumar electricity contract, please?

William Oplinger

I'll take Hillside first; Molly will take Alumar, because I would be guessing. But Hillsides through 2032. And John, as I said to a prior question, ferrochrome smelters in South Africa recently got some pretty strong power contracts with the strategic importance of Hillside to South Africa, I am confident that we will be able to repower Hillside very effectively. And then third, when you look at the valuations that we are paying for these assets, we have a very conservative estimate of what power pricing would be in Hillside post-2032, that I think we will be able to beat. Alumar, Molly, when does Alumar expire?

Molly Beerman

Yeah, I'm going to correct you on Hillside, it's through '31. And then on Alumar, it's through 2038. We signed a 15-year contract there when we started the restarts.

John Tumazos

The South32 release mentions the assumption of $1.2 billion of reclamation liabilities. Would that be accurate on the Alcoa's books too?

Molly Beerman

Yeah, so John, the $1.2 billion on South32's books is both asset retirement obligations, as well as environmental reserves. Now, they're on IFRS accounting, so they do have different estimation techniques. They have to include conditional AROs, which assumes that a closure date is known and their estimates have to include that. U.S. GAAP does not require that, so they will come on to our books at about $400 million.

Operator

Once again, to ask a question, please press star then one. And our next question comes from Nick Giles at B. Riley Securities.

Nick Giles

Yeah. Thanks, Operator. Guys, congrats on the deal here. Just back to the synergies, the life of asset planning, the benefits are fairly long dated. So how do we set the baseline, or what are the ways in which we can track progress on this front? Where does that sustaining CapEx and operating cost profile really stand today? Thanks.

Molly Beerman

So on the long-term mine plans, we are looking at a 40-year life of mine plan. So if you look at the savings over that, obviously, the NPV on that comes back to today at a smaller number. But we have considerable spend expected in the early to mid-2030s for a mine move that we believe we'll be able to modify and have as much lower costs. Remember, mine moves are hundreds of millions of dollars at a time. And as we look at the plan, we believe that we'll be able to optimize those mine moves.

Nick Giles

Got it. Thanks for that Molly. And then maybe just a follow-up. I think, Bill, you said that you're not ready for any rationalization of supply today, but I was curious if you are ready for optimization and specifically as it relates to San Ciprian, how this deal could kind of impact the outlook there? Thank you.

William Oplinger

There's no impact from this deal on San Ciprian. You've heard me talk pretty extensively, and, Molly [inaudible] San Ciprian. We have the viability agreement on the smelter that we continue to live up to. At this point, the smelter is cash flow generating. The refinery is -- negatively impacts that. The refinery at these levels is [inaudible] so the target is to have a cash neutralization program for 2027, and so this deal does not have an impact on San Ciprian.

Operator

The next question comes from Richard Burke at Bloomberg Intelligence. Please go ahead.

Richard Burke

Yes, thank you for taking my question. On the slides, you gave production of the assets that you're acquiring over the last five years. I was wondering if you had a range of EBITDA for those same assets in 2025 that produced $900 million?

Molly Beerman

It is approximately $900 million, actually maybe rounding down to $800 million. And South32 actually included that in their release. They have the average for 2021 to '25. They're using it to calculate their multiple.

William Oplinger

And just remember, 2021 included a COVID year and [inaudible] world is not expecting a COVID year to repeat.

Richard Burke

Also, is there a floor ceiling on the stock price that has to be maintained?

William Oplinger

No.

Richard Burke

And the synergy program, is there a cost of -- what's your cash cost to implement the synergy program?

Molly Beerman

There are minimal cash costs. In the middle category on slide six, where we have the process technology, we have savings there, and that's about 30% of the total NPV. We will have some CapEx spend to get those process technology benefits, but it's not hugely significant.

William Oplinger

And as far as one-time integration costs associated with the systems, we've netted the one-time integration costs [inaudible] synergies, so that is baked into our synergies estimate.

Molly Beerman

That was -- Bill, there was a slight gap in the line. I just want to fill in that the integration costs are netted against the $900 million in synergies.

William Oplinger

Thank you. And I'm joining you from Australia today, so if there are any breaks in the line, we've got Pittsburgh on the line and Australia on the line, so we apologize if there are any technical issues.

Operator

The next question comes from Jacob Li at Barrenjoey. Please go ahead.

Jacob Li

Hi, Bill, Molly and team, thanks for the question. I think you talked to bigger synergy being in WA  just now. Just trying to dig into that a bit more. Bauxite from Boddington, are they complementary to Alcoa's needs at Pinjarra and Wagerup or sort of different quality of bauxite? Is there early benefits you could pick up from sort of early access to bauxite [inaudible]? For example, I think you previously talked about the cost benefits from picking up better quality bauxite ore. Thanks.

William Oplinger

Yes. So to be clear, Worsley and Pinjarra use different types of bauxite. We use what's called a granitic bauxite in Pinjarra. Worsley uses what's called a greenstone bauxite. Our mining lease has greenstone bauxite in it. Their mining lease has granitic bauxite in it. We will be managing the blending of those bauxites to maximize and optimize the output of Worsley and Pinjarra. So there are tremendous opportunities to be able to blend the bauxite grades to achieve a very favorable outcome at both Pinjarra and Worsley.

Jacob Li

Thanks, Bill. Just a follow-up on that. So does this deal somewhat simplify your business in WA from other perspectives that shows terming of new mining areas, Mayara North, if any? Thanks.

William Oplinger

What it does is, first and foremost, and I've already made some phone calls this morning with senior leaders in Australia, is it strengthens the Australian business significantly. Having these assets together in Australia will make them more competitive globally, and that's a positive for Australia. So the permitting process for our existing assets will continue to run. We have a part four permit that we're working on to be able to move our mines to Mayara North on Holyoake. The permitting process is largely completed for South32. That's one of the big positives, that these assets have gone through their permitting process.

So I think that the majority of our stakeholders really understand the rationale for this deal and are excited about the opportunity to make a stronger Western Australian alumina….bauxite and alumina business.

Operator

The next question comes from Mitch Ryan at Jefferies. Please go ahead.

Mitch Ryan

Morning, all. Thank you for taking my question. Can you just -- I know that the deal is structured so that there is no Alcoa shareholder vote. Can you just talk me through that process and the rationale for that?

Molly Beerman

So the shares that we will be issuing is about 6% of Alcoa's outstanding shares, so that does not cause us to require a vote.

William Oplinger

And in the case of South32, they will be going to a shareholder vote. We expect that in the October, November timeframe. And their Board has recommended this transaction to their shareholders. So we -- that's one of the milestones that will occur between now and closing.

Mitch Ryan

OK. Thank you.

Operator

This concludes our question and answer session. I would like to turn the conference over to Mr. Oplinger for closing remarks.

William Oplinger

Thanks to everybody for joining us so quickly to discuss this transaction. If you can hear it in our voices, Molly and I are extremely excited about the opportunity that this brings. We think that this is the right transaction [inaudible] company. It is a great strategic fit. It provides compelling financial returns immediately. And on top of those financial returns, we've got $900 million of synergies that we've identified. We've spent a decade putting the company in a position to be able to execute upon this type of a transaction. And in our view, we're able to capture upside value for our shareholders that we wouldn't be able to capture on our own. That's why it's such a critical transaction.

I appreciate your time today, and we'll be talking to you over the next few days, I'm sure. Thank you. Bye.

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “aims,” “ambition,” “anticipates,” “believes,” “could,” “develop,” “endeavors,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “potential,” “plans,” “projects,” “reach,” “seeks,” “sees,” “should,” “strive,” “targets,” “will,” “working,” “would,” or other words of similar meaning. All statements by Alcoa that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the proposed transaction; the ability of the parties to complete the proposed transaction on the expected timeline or at all considering the closing conditions; the expected benefits of the proposed transaction, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the proposed transaction; the ability to complete any proposed debt financing in connection with the proposed transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances. Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; (b) the prohibition or delay of the consummation of the proposed transaction by a governmental entity; (c) the risk that the proposed transaction may not be completed in the expected time frame or at all; (d) unexpected costs, charges or expenses resulting from the proposed transaction; (e) uncertainty of the expected financial performance following completion of the proposed transaction; (f) uncertainty of any contingent payment required to be made in connection with the proposed transaction following completion; (g) failure to realize the anticipated benefits of the proposed transaction; (h) the occurrence of any event that could give rise to termination of the proposed transaction; (i) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (j) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (k) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (l) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (m) competitive and complex conditions in global markets; (n) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (o) rising energy costs and interruptions or uncertainty in energy supplies; (p) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (q) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (r) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (s) changes in tax laws or exposure to additional tax liabilities; (t) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (u) disruptions in the global economy caused by ongoing regional conflicts and wars; (v) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (w) global competition within and beyond the aluminum industry; (x) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (y) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (z) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (aa) dilution of the ownership position of the Company’s stockholders (including as a result of the proposed transaction), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (bb) our ability to obtain or maintain adequate insurance coverage; (cc) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (dd) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ee) significant declines in the market value of our marketable securities; (ff) our ability to fund capital expenditures; (gg) deterioration in our credit profile or increases in interest rates; (hh) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (ii) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (jj) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (kk) labor market conditions, union disputes and other employee relations issues; and (ll) the other risk factors discussed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and other reports filed by Alcoa with the Securities and Exchange Commission (“SEC”). Certain illustrative pro forma information included in certain investor materials may differ materially from pro forma information included in SEC filings, including the Registration Statement (as defined below). Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Registration Statement. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This communication relates to the proposed transaction. In connection with the proposed transaction, Alcoa plans to file with the SEC relevant materials, including a registration statement on Form S-4 that will include a prospectus of Alcoa (including documents incorporated by reference therein, the “Registration Statement”). This communication is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the proposed transaction. Before making any investment decision, Alcoa’s investors and shareholders are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they will contain important information about Alcoa and the proposed transaction.

Alcoa’s investors and shareholders will be able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov).  Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa through its website at https://investors.alcoa.com/.